Exhibit 99.2

Consolidated financial statements of

New Gold Inc.

December 31, 2010

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of New Gold Inc. The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by Deloitte and Touche LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

(Signed) Robert Gallagher                                                     (Signed) Brian Penny

Robert Gallagher                                                                          Brian Penny
Chief Executive Officer                                                              Executive Vice-President and
Chief Financial Officer

Toronto, Ontario
March 3, 2011

Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act as of December 31, 2010. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.  There are no material weaknesses that have been identified by management.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, the Company’s independent registered chartered accountants, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2010 and 2009.

(Signed) Robert Gallagher                                                      (Signed) Brian Penny

Robert Gallagher                                                                          Brian Penny
Chief Executive Officer                                                              Executive Vice-President and
Chief Financial Officer

Toronto, Ontario
March 3, 2011

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
New Gold Inc.

We have audited the accompanying consolidated financial statements of New Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of New Gold Inc. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the years in the two-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2011 on internal control over financial reporting expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Licensed Public Accountants
March 3, 2011
Toronto, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of New Gold Inc.

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2010, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 3, 2011 expressed an unqualified opinion on those financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Licensed Public Accountants
March 3, 2011
Toronto, Canada

New Gold Inc.
December 31, 2010

New Gold Inc.
Consolidated statements of operations
Years ended December 31
(Expressed in thousands of U.S. dollars, except share and per share amounts)

	2010	2009
	$	$

Revenues	530,450	323,780
Operating expenses	(250,338)	(176,491)
Depreciation and depletion	(77,016)	(58,668)
Earnings from mine operations	203,096	88,621

Corporate administration	(32,622)	(24,689)
Business combination transaction costs	-	(6,583)
Exploration	(12,834)	(6,412)
Impairment charge of exploration assets (Note 9(b))	(15,728)	-
Goodwill impairment charge (Note 4)	-	(192,099)

Earnings (loss) from operations	141,912	(141,162)
Other income (expense)
Realized and unrealized gain on gold contracts (Note 11)	-	8,161
Realized and unrealized gain on fuel contracts (Note 11)	-	797
Realized and unrealized gain on investments (Note 7)	9,128	351
Unrealized gain on prepayment option (Note 11)	7,679	-
Interest and other income	3,258	4,158
Gain on sale of investment (Note 7 (a))	39,710	-
Gain on redemption of long-term debt (Note 10 (a))	-	14,236
Interest and finance fees (Note 10 (f))	(947)	(1,435)
Other expense	(2,883)	(967)
Loss on foreign exchange	(21,816)	(52,667)

Earnings (loss) before taxes	176,041	(168,528)
Income and mining taxes (Note 13)	(41,110)	(14,906)

Net earnings (loss) from continuing operations	134,931	(183,434)
Earnings (loss) from discontinued operations (Note 8)	42,023	(10,882)
Net earnings (loss)	176,954	(194,316)

Earnings (loss) per share from continuing operations
Basic	0.35	(0.60)
Diluted	0.34	(0.60)

Earnings (loss) per share from discontinued operations
Basic	0.11	(0.04)
Diluted	0.11	(0.04)

Earnings (loss) per share
Basic	0.46	(0.64)
Diluted	0.45	(0.64)

Weighted average number of shares outstanding
(in thousands)
Basic	390,883	306,288
Diluted	395,233	306,288

Stock option expense (a non-cash item included in corporate
administration)	8,151	6,621

see accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of comprehensive income (loss)
Years ended December 31
(Expressed in thousands of U.S. dollars)
	2010	2009
	$	$

Net earnings (loss)	176,954	(194,316)

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts (Note 11)	(85,849)	(49,101)
Realized losses on mark-to-market of gold contracts (Note 11)	20,035	3,403
Unrealized (losses) gains on mark-to-market of fuel contracts (Note 11)	(366)	189
Future income tax	27,572	17,870
Total other comprehensive loss	(38,608)	(27,639)
Total comprehensive income (loss)	138,346	(221,955)

see accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated balance sheets
as at December 31
(Expressed in thousands of U.S. dollars)
	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents (Note 2 (c))	490,754	262,325
Restricted cash (Note 5)	-	9,201
Accounts receivable	11,929	10,345
Inventories (Note 6)	106,325	86,299
Future income and mining taxes (Note 13)	9,127	8,848
Current portion of derivative assets (Note 11)	-	706
Prepaid expenses and other	7,325	6,933
Current assets of operations held for sale (Note 8)	-	10,298
Total current assets	625,460	394,955

Investments (Note 7 (b))	7,533	45,890
Mining interests (Note 9)	2,073,695	2,000,438
Future income tax asset (Note 13)	931	2,250
Reclamation deposits and other (Note 14)	31,295	17,646
Assets of operations held for sale (Note 8)	-	27,080
Total assets	2,738,914	2,488,259

Liabilities
Current liabilities
Accounts payable and accrued liabilities	66,654	36,033
Current portion of long-term debt (Note 10)	-	12,088
Current portion of derivative liabilities (Note 11)	40,072	19,206
Income and mining taxes payable	33,983	15,677
Current liabilities of operations held for sale (Note 8)	-	10,414
Total current liabilities	140,709	93,418

Reclamation and closure cost obligations (Note 14)	25,721	19,889
Derivative liabilities (Note 11)	113,303	76,780
Future income and mining taxes (Note 13)	280,026	316,426
Long-term debt (Note 10)	229,884	225,456
Deferred benefit (Note 9 (a))	46,276	-
Employee benefits and other	9,804	5,355
Liabilities of operations held for sale (Note 8)	-	19,890
Total liabilities	845,723	757,214

Shareholders' equity
Common shares (Note 12 (a))	1,846,712	1,810,865
Contributed surplus	82,787	82,984
Share purchase warrants (Note 12 (d))	138,806	150,656
Equity component of convertible debentures	21,604	21,604
Accumulated other comprehensive loss	(67,813)	(29,205)
Deficit	(128,905)	(305,859)
	(196,718)	(335,064)
Total shareholders' equity	1,893,191	1,731,045
Total liabilities and shareholders' equity	2,738,914	2,488,259

Commitments and contingencies (Note 21)

Approved by the Board

"Robert Gallagher"
Robert Gallagher, Director

"James Estey"
James Estey, Director

see accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of shareholders' equity
Years ended December 31
(Expressed in thousands of U.S. dollars, except share amounts)
	2010	2009
	$	$
Common shares
Balance, beginning of year	1,810,865	1,321,110
Shares issued, net of share issue costs	-	103,122
Shares issued for mineral properties	-	63
Acquisition of Western Goldfields (Note 4)	-	375,367
Exercise of options (Note 12 (a))	19,394	11,203
Exercise of warrants (Note 12 (a))	16,453	-
Balance, end of year	1,846,712	1,810,865

Contributed surplus
Balance, beginning of year	82,984	65,409
Exercise of options	(8,348)	(5,803)
Acquisition of Western Goldfields (Note 4)	-	9,949
Expiry of warrants	-	6,808
Stock-based compensation	8,151	6,621
Balance, end of year	82,787	82,984

Share purchase warrants
Balance, beginning of year	150,656	145,614
Acquisition of Western Goldfields (Note 4)	-	11,850
Exercise of warrants	(11,850)	-
Expiry of warrants	-	(6,808)
Balance, end of year	138,806	150,656

Equity component of convertible debentures	21,604	21,604

Accumulated other comprehensive loss
Balance, beginning of year	(29,205)	(406)
Net change in fair value of hedging instruments (Note 11)	(38,608)	(27,639)
Reclassification of gains on available-for-sale investments to earnings	-	(1,160)
Balance, end of year	(67,813)	(29,205)

Deficit
Balance, beginning of year	(305,859)	(111,543)
Net earnings (loss)	176,954	(194,316)
Balance, end of year	(128,905)	(305,859)

Total shareholders' equity	1,893,191	1,731,045

see accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of cash flows
Years ended December 31
(Expressed in thousands of U.S. dollars)
	2010	2009
	$	$

Operating activities
Net earnings (loss)	176,954	(194,316)
(Earnings) loss from discontinued operations	(42,023)	10,882
Items not involving cash
Goodwill impairment charge	-	192,099
Unrealized gain on gold contracts	(8,425)	(12,389)
Unrealized (gain) loss on fuel contracts	340	(523)
Unrealized foreign exchange loss	21,816	46,057
Unrealized and realized (gain) loss on investments	(9,128)	351
Gain on sale of Beadell shares	(39,710)	-
Impairment charge of exploration asset	15,728	-
Loss on disposal of assets	1,054	-
Depreciation and depletion	76,307	59,473
Stock option expense	8,151	6,621
Unrealized gain on prepayment option	(7,679)	-
Future income and mining taxes	(17,197)	(1,441)
Gain on redemption of long-term debt	-	(14,236)
Change in non-cash working capital (Note 15)	6,072	(13,597)
Cash provided by continuing operations	182,260	78,981
Cash provided by (used in) discontinued operations (Note 8)	(1,696)	5,576

Investing activities
Mining interests	(149,165)	(111,522)
Cash acquired in business combination and asset acquisition (Note 4)	-	20,735
Reclamation deposits	(1,590)	(1,547)
Receipt of accrued interest on investments	-	3,015
Reduction of restricted cash (Note 5)	9,201	-
Proceeds from disposal of assets	439	-
Cash received in El Morro transaction, net of transaction costs (Note 9 (a))	46,276	-
Investment in El Morro (Note 9 (a))	(463,000)	-
Proceeds from sale of Beadell shares	58,364	-
Proceeds from settlement of investments	48,112	36,636
Cash used in continuing operations	(451,363)	(52,683)
Cash provided by (used in) discontinued operations (Note 8)	34,410	(1,405)

Financing activities
Common shares issued	-	107,015
Exercise of options and warrants to purchase common stock	15,649	-
El Morro loan (Note 9 (a))	463,000	-
Revolving credit facility initiation costs	(4,225)	-
Repayment of long-term debt (Note 10 (c))	(27,235)	(66,981)
Cash provided by continuing operations	447,189	40,034
Cash used in discontinued operations (Note 8)	-	(7,000)

Effect of exchange rate changes on cash and cash equivalents	16,803	13,980

Increase in cash and cash equivalents	227,603	77,483
Cash and cash equivalents, beginning of year	263,151	185,668
Cash and cash equivalents, end of year	490,754	263,151

Comprised of
Cash and cash equivalents of continuing operations	490,754	262,325
Cash and cash equivalents of discontinued operations	-	826
	490,754	263,151

Cash and cash equivalents are comprised of
Cash	191,844	84,961
Short-term money market instruments	298,910	178,190
	490,754	263,151

Supplemental cash flow information (Note 15)

see accompanying notes to the consolidated financial statements.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.           Description of business and nature of operations

New Gold Inc. (the “Company”) and its wholly owned subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation.  The Company’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and the Peak Mine in Australia.  Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in the El Morro copper-gold project in Chile.

In the second quarter of 2009, the Company completed a business combination (“Business Combination” see Note 4) with Western Goldfields Inc. (“Western Goldfields”). The Business Combination was completed by way of plan of arrangement that was approved by the New Gold and Western Goldfields shareholders on May 13 and May 14, 2009, respectively and which received final court approval on May 27, 2009.  May 27, 2009 was determined to be the date of acquisition and these consolidated financial statements include the results of Western Goldfields from May 27, 2009 onward.

In 2009, the Amapari Mine (“Amapari”) was classified as a discontinued operation and therefore all financial results for this mine have been presented separately from continuing operations for current and comparative periods. On April 13, 2010, the Company sold its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda., which held the Amapari Mine and other related assets, to Beadell Resources Limited (“Beadell”).

2.           Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the significant accounting policies outlined below. Material differences between Canadian GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”) are described in Note 24.

(a)           Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at December 31, 2010 and 2009 and results of operations and comprehensive income, shareholders’ equity and cash flows for the years then ended, have been made.

The principal subsidiaries and investments of the Company as of December 31, 2010 are as follows:

Subsidiary	Basis of Presentation	Interest

Inversiones El Morro Limitada	Consolidation	100%
Metallica Resources Inc.	Consolidation	100%
Minera Metallica Resources Chile Limitada	Consolidation	100%
Minera San Xavier, S.A. de C.V.	Consolidation	100%
Peak Gold Mines Pty Ltd	Consolidation	100%
Sociedad Contractual Minera El Morro	Equity method	30%
Western Goldfields Inc.	Consolidation	100%
Western Goldfields (USA) Inc.	Consolidation	100%
Western Mesquite Mines, Inc.	Consolidation	100%

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(a)           Basis of presentation and principles of consolidation (continued)

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company has determined that it does not have any investments that qualify as VIE’s.

All intercompany transactions and balances are eliminated.

(b)           Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.  Actual results may differ from those estimates.

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, measurement of revenue and accounts receivable, the quantities of material on leach pads and in circuit and the recoverable gold in this material used in determining the estimated net realizable value of inventories, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the assumptions used in the accounting for stock-based compensation, valuation of warrants, valuation of embedded derivatives, valuation of derivative instruments, valuation of investments, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)           Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of generally three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and U.S. government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poors and Moody’s.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.

(d)           Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(d)           Inventories and stockpiled ore (continued)

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold  and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).  Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The recovery of gold and silver from the leach pad is not known until the leaching process has concluded.

In-process inventory represents materials that are currently in the process of being converted into finished goods.  The average production cost of finished goods represents the average cost of in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Supplies are valued at the lower of average cost and net realizable value.

(e)           Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.  Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition.

The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine.  The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.  Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above.  At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(e)           Mining interests (continued)

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off. Exploration costs incurred to the date of establishing that a property is economically recoverable are expensed.  Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Interest expense allocable to the costs of developing mining properties and constructing new facilities is capitalized and included in the carrying amounts of related assets until mining properties reach commercial production and facilities are ready for their intended use.

(f)           Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment.  These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations.

(g)           Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.  Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(h)           Employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and it is capable of being measured reliably.  Liabilities recognized in respect of employee benefits expected to be settled within 12 months are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognized in respect of employee benefits which are not expected to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

(i)           Foreign currency translation

The Company’s functional currency and that of its subsidiaries is the U.S. dollar and are translated into U.S. dollars using the temporal method. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.  In addition, unrealized gains and losses due to movement in exchange rates on cash balances held in foreign currencies are shown separately on the consolidated statements of cash flows.

(j)           Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method and if converted method, as applicable, which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants and convertible debentures with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the period.

(k)           Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue for sales of metal concentrate.

(l)           Long-term incentive plans

As part of its long-term incentive plans, the Company has established an employee stock option plan.  The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the vesting period of the options.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(l)           Long-term incentive plans (continued)

The Company has also established a share unit award plan that results in future cash payments to the holder of share unit awards as a long-term incentive plan.  As the Company is required to settle this award in cash based on the market price of the Company’s common shares, the Company records the obligation as a liability in Employee Benefits and Other based on the vesting of the awards.  The liability is recorded at fair value and changes in the fair value of the award are included in compensation expense.

 (m)         Financial instruments - recognition and measurement

The Company classifies all financial instruments as held-to-maturity, available-for-sale, held for trading, loans and receivables, or other financial liabilities.  Loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations.

The fair value of financial instruments traded in active markets (such as available-for-sale securities and held for trading) is based on quoted market prices at the balance sheet date.  The quoted market price used for financial assets held by the Company is the current bid price.

The carrying value less impairment provision, if necessary, of trade receivables and payables are equal to their fair values given that they are short term in nature.

The Company has designated its cash and cash equivalents as held-for-trading.  The Company has designated its asset backed notes (“AB Notes”) as held-for-trading.  Accounts receivable are classified as loans and receivables.

Accounts payable and accrued liabilities, short-term borrowings and long-term debt are classified as other financial liabilities.  The accrued liability related to the share unit award plan has been classified as a financial liability held for trading.

Transaction costs related to financial instruments classified as held for trading are recognized immediately into income. For financial instruments classified as other than as held for trading, transaction costs are added to the financial instrument in accordance with the provision of CICA Handbook Section 3855.

Long-term debt are financial instruments which have been recorded at fair value at the date of acquisition and will be measured at amortized cost going forward.

(n)          Comprehensive income (loss)

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events and circumstances. The Company reports a statement of comprehensive income (loss) and accumulated other comprehensive income (loss), in the shareholders’ equity section of the consolidated balance sheet.  The components of other comprehensive income (loss) may include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of the changes in fair value of cash flow hedging instruments.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(o)          Accounts receivable

Accounts receivable are carried at the lower of amortized cost less impairment. Accounts receivable are written off as they are determined to be uncollectible.  No accounts receivable were written off during the years ended December 31, 2010 and 2009.

(p)          Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on an annual basis or as circumstances warrant, the carrying amount of goodwill to determine whether current events and circumstances indicate that the  carrying amount may no longer be recoverable. To accomplish this evaluation, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting unit’s carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value of goodwill over the implied fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

 (q)         Reclamation deposits

The Company maintains cash deposits that are restricted to the funding of reclamation costs. Cash deposits are required under a reclamation insurance policy that the Company has purchased for the Mesquite Mine.  For the New Afton Development, the Company has placed cash on deposit to fund future reclamation costs anticipated under a reclamation plan approved by the Province of British Columbia.  Reclamation deposits are designated as held for trading, are recorded at fair value, and are classified as a non-current asset.

(r)           Derivative instruments

The Company has entered arrangements for the purchase of fuel and the sale of gold.  The Company has designated these relationships as cash flow hedges.  As described in Note 10 (a), the Company has Senior Secured Notes outstanding that contains an embedded derivative.

Financial and derivative instruments, including embedded derivatives, are recorded at fair values on the Company’s balance sheet, with gains and losses for the effective portion of the hedging instruments in each period included in other comprehensive income, and the gains and losses for the ineffective portion of the hedging instrument and the gains or losses on the embedded derivative included in net income.

Fair values are determined using valuation techniques. These techniques use assumptions based on market conditions existing at the balance sheet date.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.           Future changes in accounting policies

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date International Financial Reporting Standards (“IFRS”) will replace current Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The transition to IFRS will require changes to some of the Company’s accounting policies which will require changes to financial reporting processes and data systems will be required as a result of these policy differences.

4.           Business Combination

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields. Under the agreement, the Company exchanged one common share and nominal cash consideration for each common share of Western Goldfields. The Business Combination received final court approval on May 27, 2009.

142,796,000 common shares issued to Western Goldfields’ shareholders were valued at a $2.63 per share. The value per share was determined using the May 27, 2009 closing share price of New Gold. Holders of options, warrants and other convertible instruments of Western Goldfields exchanged such equity instruments for similar securities of New Gold at an exchange rate of one to one.

The final allocation of the purchase price based on the consideration paid and on Western Goldfields net assets acquired is as follows:

$

Issuance of New Gold shares (142,796,000 common shares)	375,554
Fair value of options issued	9,949
Fair value of warrants issued	11,850
Purchase consideration	397,353

Net assets acquired
Net working capital (including cash of $20,735)	39,427
Plant and equipment	102,693
Mining interest	234,479
Reclamation deposits	8,978
Other assets	1,790
Fair value of gold contracts	(50,960)
Long-term debt	(56,984)
Reclamation and closure costs obligations	(5,221)
Future income taxes	(68,948)
Goodwill	192,099
397,353

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Business Combination and asset acquisition (continued)

For purposes of these consolidated financial statements the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interest to depletable and non-depletable properties, based on management’s best estimates and available information at the time of the Business Combination.

In preparing its 2009 consolidated financial statements, the Company elected to early adopt Section 1582. The acquisition date was determined to be May 27, 2009, the date the court approved the Business Combination under the Ontario Business Corporation Act (“OBCA”). On May 27, 2009, the share price was $2.63 (Cdn$2.92) which resulted in additional purchase consideration of $138.1 million that would not have been recorded under the Company’s previous accounting policy. As a result, the Company recorded approximately $192.1 million in goodwill for the Business Combination with Western Goldfields.

The Company allocated its goodwill to the Mesquite Mine as it was the only reporting unit acquired pursuant to the Business Combination. The net asset value of the Mesquite Mine consists of plant and equipment and mining properties. Plant and equipment were valued using the discounted cash flow of proven and probable reserves, measured, indicated and inferred resources. In addition, the Company valued the exploration potential using prices paid for similar market transactions.

In 2009, goodwill was reviewed for impairment indicators and the Company determined that it could not support the carrying value of the goodwill recorded as part of the Business Combination. As a result, the Company recorded a goodwill impairment charge of $192.1 million for the year ended December 31, 2009.

5.           Restricted cash

The Company had a term loan facility with a syndicate of banks (Note 10 (c)) related to the Mesquite Mine. On October 7, 2009, the terms of the loan facility were amended.  Under the requirements of the amended terms of this facility, the Company had set aside $9.2 million in a debt service reserve account.  The debt service reserve account was established to hold an amount equal to the debt service amounts (principal and interest) payable on the next repayment date as set out in the amended credit agreement, and thereafter any surplus funds were to be returned to the Company.  Interest earned on the debt service reserve account was for the account of the Company.

Upon the acquisition of Western Goldfields, the Company acquired restricted cash related to the original term loan facility.  This restricted cash was held in a cost overrun account until the completion of the Mesquite Mine development project which was deemed to have occurred under the terms of the amended credit agreement on October 7, 2009.  The unused funds from this account were applied to the debt service reserve account in connection to the amended credit agreement.

On February 26, 2010, the Company repaid the Mesquite Mine term loan facility as described in Note 10(c).  As a result of the repayment of the term loan, the restricted cash balance was released to the Company for its general use resulting in restricted cash of $nil at December 31, 2010 (December 31, 2009 - $9.2 million).

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6.           Inventories

	2010	2009
	$	$

Heap leach ore (a)	61,391	58,169
Work-in-process (b)	22,206	13,907
Finished goods	5,506	4,819
Stockpiled ore (c)	79	55
Supplies	17,143	9,349
	106,325	86,299

   (a)           Heap leach ore

The recovery of gold ore at the Cerro San Pedro and Mesquite Mines is achieved through the heap leaching process.  Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

(b)           Work-in-process

Work-in-process is the stage between the product (gold, silver and copper) as it sits as a raw material (mined or stockpiled) and when it has been converted into the finished product (doré or concentrate).

(c)           Stockpiled ore

The low-grade stockpiled ore is located at the Peak Mine and is forecasted to be drawn down throughout the remainder of the life of the mine.

The amount of inventories recognized in operating expenses for the year ended December 31, 2010 is $238.0 million (2009 - $161.5 million).  The amount of write-downs recognized in operating expenses for the year ended December 31, 2010 is $4.8 million (2009 - $nil).

7.           Investments

(a)           Available for Sale Securities

The Company acquired 115 million shares of Beadell Resources Limited (“Beadell”) as partial consideration for the sale of the Company’s interest in Amapari on April 13, 2010 (Note 8). Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil. Beadell’s shares are publicly traded on the Australian Stock Exchange. The Company held approximately 18.5% of Beadell’s outstanding shares as a result of the Amapari disposition. As a condition of closing, the Company was restricted from trading the shares for a period of one year due to a voluntary escrow arrangement. The Company had designated its investment in Beadell as an available-for-sale financial asset with the changes in fair value being included in other comprehensive income.

The fair value of the Beadell shares received on the transaction date of April 13, 2010 was $18.6 million. The shares were valued using the Beadell ask price on April 13, 2010. On December 1, 2010, the Company sold the 115 million shares, with Beadell’s consent to release the shares from the escrow arrangement, for total net proceeds of $58.4 million resulting in a gain on sale of $39.7 million which has been recorded in current year earnings.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7.           Investments (continued)

(b)           Asset Backed Notes

The Company owns $21.0 million (Cdn$20.9 million) (December 31, 2009 – $99.4 million (Cdn$104.0 million)) of face value of long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.  The Company has designated the investments as held-for-trading financial instruments.

In January 2010, the Company disposed of its remaining MAV 2 A1 and A2 Notes which had a face value of $79.4 million (Cdn$83.1 million) for proceeds of $48.1 million (Cdn$49.9 million) and a gain of $2.5 million. The AB Notes are recorded at their estimated fair value with the resulting changes in fair value being included in net earnings as the AB Notes have been designated as held-for-trading. The difference between the historic fair value and the proceeds from the disposition has been included in the mark-to-market gain on investments.

The table below summarizes the Company’s valuations at December 31, 2010 and December 31, 2009.

	December 31,		December 31
	2010		2009
		Fair		Fair
	Face	value	Face	value	Expected
Restructuring categories	value	estimate	value	estimate	maturity date
	$	$	$	$
	(millions)	(millions)	(millions)	(millions)
MAV 2 Notes
A1 (rated A)	-	-	66.7	39.3
A2 (rated A)	-	-	12.7	5.9
B	5.8	2.4	5.5	0.5	December 31, 2016
C	4.3	0.4	4.1	-	December 31, 2016
Traditional asset tracking notes
MAV3 - Class 9	0.1	0.1	0.1	0.1	September 12, 2015
Ineligible asset tracking notes
MAV2 - Class 3/13	10.8	4.6	10.3	0.1	December 20, 2012 to October 24, 2016
	21.0	7.5	99.4	45.9

At December 31, 2010, the AB Notes have been valued based on bid prices for these assets received from dealers and brokers active in the AB Notes market.  The Company receives the bid prices on a regular and recurring basis from a number of sources.  The bid prices received for the MAV 2 B notes have ranged from 41.25% to 42.75% of face value.  The Company believes that 41.5% is the best estimate of fair value for these notes.  The bid prices received for the MAV 2 C notes have been approximately 10% of the face value which the Company has used to fair value these notes. The MAV 2 Class 3 and 13 tracking notes are valued using the same methodology and are valued at approximately 1% and 48% respectively. As described in Note 22, the Company sold its AB Notes on February 17, 2011 for $8.9 million.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8.           Discontinued operations

On January 2, 2009, the Company placed Amapari on care and maintenance. Mining at Amapari was suspended and leaching of stacked material continued until April 2009 at which time leaching operations were suspended.  On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda., which held Amapari and other related assets, to Beadell. Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.  The transaction closed on April 13, 2010.  Proceeds to the Company were $37.0 million in cash and 115 million Beadell shares valued at $18.6 million. As a condition of closing, the Company was restricted from trading the shares for a period of one year due to a voluntary escrow arrangement. On December 1, 2010, the Company sold the 115 million shares, with Beadell’s consent, for proceeds of $58.4 million and recorded a gain on sale of $39.7 million (Note 7 (a)). The Company recorded an after tax gain of $41.7 million on disposition of its interest in Amapari, net of pre-tax transaction costs of $1.5 million.

Assets and liabilities pertaining to the Amapari Mine are as follows:

	2010	2009
	$	$

Current assets	-	10,298
Non-current assets	-	27,080
Current liabilities	-	(10,414)
Long-term liabilities	-	(19,890)
	-	7,074

Amapari was classified as an asset held for sale on the consolidated balance sheets.

The consolidated statements of operations have separately presented the net earnings (loss) from discontinued operations ended December 31, 2010 and 2009.  Revenues, earnings before taxes and net earnings (loss) for the year are as follows:

	2010	2009
	$	$

Revenue	2,746	18,738
Earnings (loss) before taxes	42,023	(10,882)
Net earnings (loss)	42,023	(10,882)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8.           Discontinued operations (continued)

The cash flows from discontinued operations ended December 31, 2010 and 2009 are as follows:

	2010	2009
	$	$

Operating activities	(1,696)	5,576
Investing activities	34,410	(1,405)
Financing activities	-	(7,000)
Increase (decrease) in cash and cash equivalents
from discontinued operations	32,714	(2,829)

9.           Mining interests

Mining interests consists of the following:

			December 31, 2010
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,837,970	100,364	1,737,606
Plant and equipment	403,065	66,976	336,089
	2,241,035	167,340	2,073,695

			December 31, 2009
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,744,236	43,464	1,700,772
Plant and equipment	348,078	48,412	299,666
	2,092,314	91,876	2,000,438

The Company capitalized $25.1 million of interest for the year ended December 31, 2010 (2009 - $22.8 million) related to the New Afton project.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.           Mining interests (continued)

A summary of net book value by property is as follows:

			Mining properties
		Non-		Plant and	December 31
	Depletable	depletable	Total	equipment	2010
	$	$	$	$	$

Mesquite Mine	165,263	45,637	210,900	95,888	306,788
Cerro San Pedro Mine	204,740	84,822	289,562	70,449	360,011
Peak Mine	71,238	46,671	117,909	71,448	189,357
New Afton Project	-	721,833	721,833	97,148	818,981
El Morro Project (a)	-	387,742	387,742	-	387,742
Other projects (b)	-	9,660	9,660	-	9,660
Corporate	-	-	-	1,156	1,156
	441,241	1,296,365	1,737,606	336,089	2,073,695

			Mining properties
		Non-		Plant and
	Depletable	depletable	Total	equipment	2009
	$	$	$	$	$

Mesquite Mine	180,625	44,547	225,172	97,254	322,426
Cerro San Pedro Mine	232,830	84,822	317,652	66,208	383,860
Peak Mine	56,932	61,506	118,438	59,765	178,203
New Afton Project	-	630,890	630,890	75,417	706,307
El Morro Project (a)	-	383,347	383,347	-	383,347
Other projects (b)	-	25,273	25,273	-	25,273
Corporate	-	-	-	1,022	1,022
	470,387	1,230,385	1,700,772	299,666	2,000,438

(a)           Chile - El Morro project (“El Morro”)

The Company owns a 30% interest in the El Morro copper-gold project which is an advanced stage copper-gold project located in the Atacama region of north-central Chile.

On October 12, 2009, Barrick Gold Corporation (“Barrick”) announced that it had entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”), a wholly owned subsidiary of Xstrata Plc, to acquire Xstrata’s 70% interest in the El Morro Project. The Company, through its subsidiary Datawave Sciences Inc. (“Datawave”), held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced.

On January 7, 2010, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million.  The Company completed this transaction on February 16, 2010.  Pursuant to the terms of an Acquisition and Funding Agreement (“Agreement”), Goldcorp Inc. (“Goldcorp”) loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal. After acquisition of Xstrata’s 70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.           Mining interests (continued)

(a)           Chile - El Morro project (“El Morro”)

Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, the parties amended the terms of the existing El Morro Shareholders Agreement (“Shareholders Agreement”). In accordance with the Agreement and the Shareholders Agreement:

•
Datawave received a $50.0 million payment which was recorded, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into income over a period of time equal to the life of the Shareholders Agreement.

•
Goldcorp (through its subsidiary) will fund 100% of Datawave’s program funding share until commercial production is reached. The funding will be interest bearing at U.S. 7-year Treasury Rate plus 1.87% and is compounded monthly. As at December 31, 2010 the interest rate has been locked in at 4.58% based on the 7 year U.S. treasury bond yield plus 1.87%.

•
Datawave will be entitled to a penalty payment of $1.5 million per month up to a maximum of $36.0 million if the construction on the El Morro Project does not commence within 60 days of receipt of required permits and approvals.

(b)           Other projects include:

(1)           Chile - Rio Figueroa project

The Company has an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project.  The Company has entered into an agreement with Antofagasta Minerals Plc (“AMSA”) in which AMSA can acquire a 30% interest in this project by making the required option payments between the Company and Potrillos.  AMSA can earn a further 20% interest by incurring $7.0 million in exploration expenditure by June 5, 2012.  AMSA can earn a further 20% to bring its interest to 70% by completing a feasibility study by June 5, 2015 and paying the Company $5.0 million.

(2)	Canada - Ajax

The Company owns a 100% interest in the Ajax-Python Claim Group located near the New Afton project.

(3)	USA – Liberty Bell

During the year the Liberty Bell project was reviewed for impairment indicators and the Company determined that the carrying value of the project could no longer be supported. Drilling results in 2010 did not warrant further exploration at Liberty Bell. Drilling has been discontinued and therefore an impairment charge of $15.7 million was recorded against earnings to reduce the carrying value of the Liberty Bell project to $nil.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt

Long-term debt consists of the following:

	2010	2009
	$	$

Senior secured notes (a)	179,197	169,044
Subordinated convertible debentures (b)	42,635	37,609
Term loan facility (c)	-	27,235
El Morro project funding loan (d)	8,052	3,656
Revolving credit facility (e)	-	-
	229,884	237,544
Less: Current portion of term loan facility	-	(12,088)
	229,884	225,456

(a)           Senior secured notes

The face value of the senior secured notes (“Notes”) at December 31, 2010 was $188.0 million (Cdn$187.0 million) (2009 - $178.7 (Cdn$187.0 million)). The Notes mature and become due and payable on June 28, 2017, and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.

The Notes are secured by a charge on the assets comprising and relating to the Company’s New Afton gold-copper project.  The senior secured note agreement requires the Company to comply with certain reporting and other non-financial covenants.

During the first quarter of 2009, the Company acquired $47.8 million (Cdn$50 million) face value of its senior secured notes for consideration of $25.6 million (Cdn$30 million) from the noteholders. This results in a reduction of approximately Cdn$5.0 million per year in interest payments. The Company recorded a gain on redemption of $14.2 million related to this transaction.

The Company has the right to redeem the Notes in whole or in part at any time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.  At December 31, 2010 the redemption price was 110% and is scheduled to decrease to 105% on June 28, 2011.  The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes.   At December 31, 2010, the fair value of the derivative asset was determined to be $7.7 million (2009 - $nil).  The Company has recorded the fair value of the derivative asset in reclamation deposits and other. The change in the fair value has resulted in a gain of $7.7 million recorded in earnings for the year ended December 31, 2010.

(b)           Subordinated convertible debentures

The face value of the subordinated convertible debentures (“Debentures”) at December 31, 2010 was $55.3 million (Cdn$55.0 million) (2009 - $52.6 million (Cdn$55.0 million)).

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt (continued)

(b)           Subordinated convertible debentures (continued)

In 2007, the Company issued 55,000 Debentures for an aggregate principal amount of Cdn$55.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price or Cdn$11.69 per share.

The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.  The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture.  The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

At the time of acquisition by the Company, the Company allocated $34.5 million of the $56.2 million fair value as a liability based on the fair value of a similar debt instrument without an associated conversion option. The similar debt instrument was assumed to have an interest rate of 8% at the time of acquisition. The equity component was valued using the Black-Scholes model with the following assumptions: no dividends paid, volatility of 60%, risk free interest rate of 3.45% and expected life of six years. The debt component of the Debentures will be accreted over the expected term to maturity using the effective interest method.  The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants.  The debentures are unsecured and subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the debentures. The Company has complied with all of its covenants for the years ending December 31, 2010 and December 31, 2009.

(c)           Term loan facility

As part of the Business Combination (Note 4) in 2009, the Company obtained a term loan facility with a syndicate of banks under which the Company could borrow up to $105.0 million in connection with the development of the Mesquite Mine. The term of the facility was until December 31, 2014 and comprised a multiple-draw term loan of which $86.3 million was drawn for the development of the Mesquite Mine. The facility was secured by all of the assets of the Company’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”), and a pledge of the shares of WMMI owned by the Company. In addition, until reaching a defined completion point, the facility was guaranteed by Western Goldfields.

On February 26, 2010 the Company retired the term loan facility by paying the total outstanding principal of $27.2 million. This repayment of the facility allows the Company the flexibility to monetize the remaining outstanding gold hedges at its discretion. The gold hedge extends to the end of 2014 and the related security and covenants have been released by the term loan facility syndicate of banks on December 14, 2010 when New Gold entered into a new revolving credit facility (Note 10 (e)).  The gold hedge is now secured under the new revolving credit facility and shares in security, on a pari passu basis, with the syndicate of banks providing the revolving credit facility. The hedge will remain in place until the hedge is

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt (continued)

(c)           Term loan facility (continued)

monetized or delivered over this period at 5,500 ounces per month at $801 per ounce. Total commitment at December 31, 2010 is 264,000 ounces.

(d)           El Morro project funding loan

Prior to completion of the Agreement with Goldcorp on February 16, 2010, Xstrata had agreed to fund 70% of the Company’s program funding commitments on El Morro (Note 9 (a)) until commencement of commercial production. These amounts, plus interest, would be repaid out of 80% of the Company’s distributions once El Morro was in production. Interest was based on the lower of the Xstrata cost of financing plus 100 basis points and the Chilean prescribed government rate and was compounded monthly. As of December 31, 2009, Xstrata had funded $3.7 million of the Company’s funding commitments. Under the Agreement Goldcorp has agreed to fund 100% of the Company’s program funding commitments on El Morro until commencement of commercial production.  These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production. As at December 31, 2010 the interest rate on the Company’s share of the capital funded by Goldcorp has been locked in at 4.58% (and is compounded monthly), based on the 7 year U.S. treasury bond yield plus 1.87%, as per the Agreement. As at December 31, 2009, Xstrata had funded $3.7 million of the Company’s funding requirements and Goldcorp assumed this loan at the new, lower interest rate from February 16, 2010. As at December 31, 2010, the outstanding loan balance was $8.1 million including accrued interest. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including a pledge of the El Morro shares.

(e)           Revolving credit facility

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks.  The amount of the Facility will be reduced by $50.0 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute.  However, the full $50.0 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period.  The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro project assets) and a pledge of certain subsidiary shares, has a term of three years with annual extensions permitted.  The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens.  Significant financial covenants are as follows:

Minimum tangible net worth	$1.38 billion at September 30, 2010 + 25% of positive quarterly net income

Minimum interest coverage ratio (EBITDA to interest)
4.0:1.0
Maximum leverage ratio (debt to EBITDA)	3.0:1.0

The Company is in compliance with these covenants at December 31, 2010.

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes) and the currency and type of

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt (continued)

(e)           Revolving credit facility (continued)

credit selected by the Company.  The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio.

To the date of these financial statements, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Mines’ reclamation bond for the state of New South Wales, Cdn$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations) and Cdn$8.0 million for New Afton’s reclamation requirements. In exchange for the letter of credit, the B.C. Ministry of Energy, Mines and Petroleum has released the Cdn$8.0 million New Afton reclamation deposit back to the Company in January, 2011.

(f)           Interest and finance fees

Interest expense for the year ended December 31, 2010 and 2009 is composed of the following:

	2010	2009
	$	$

Interest	21,773	20,468
Non-cash interest charges	4,234	3,780
	26,007	24,248
Less: Interest capitalized to mining interests	(25,060)	(22,813)
	947	1,435

11.          Derivative instruments

The following tables summarize derivative related liabilities and assets:

		Asset derivatives

	2010	2009
	$	$
Derivatives classified as hedging instruments
for accounting purposes
Fuel contracts	-	706
	-	706
Less: Current portion	-	(706)
	-	-

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments (continued)

		Liability derivatives

	2010	2009
	$	$
Derivatives classified as hedging instruments
for accounting purposes
Gold hedging contracts	153,375	95,986
	153,375	95,986
Less: Current portion	(40,072)	(19,206)
	113,303	76,780

The following table summarizes realized derivative losses for years ended December 31, 2010 and 2009.

	2010	2009
	$	$
Derivatives classified as hedging instruments for
accounting purposes
Gold hedging contracts	(20,035)	(3,403)
Fuel contracts	(5)	(66)
	(20,040)	(3,469)

Prior to qualifying for hedge accounting on July 1, 2009, realized gains (losses) were classified in other income. After qualifying for hedge accounting, the Company classifies realized gains (losses) for gold hedging contracts in revenue and fuel contracts in operating expenses.

The following table summarizes unrealized derivative gains for the years ended December 31, 2010 and 2009 included in the statement of operations. Refer to Note 10 (a).

	2010	2009
	$	$
Derivatives not classified as hedging instruments for
accounting purposes
Prepayment option	7,679	-
Gold hedging contracts	-	8,161
Fuel contracts	-	797
	7,679	8,958

For the years ended December 31, 2010 and 2009 there were no unrealized derivative gains (losses) recorded in earnings for derivatives classified as hedging instruments for accounting purposes.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments (continued)

The following table summarizes derivative gains (losses) in other comprehensive income for the years ended December 31, 2010 and 2009.

	2010	2009
	$	$
Effective portion of change in fair value of hedging
instruments
Gold hedging contracts - unrealized	(85,849)	(49,101)
Gold hedging contracts - realized	20,035	3,403
Fuel contracts	(366)	189
Future income tax	27,572	17,870
	(38,608)	(27,639)

The net amount of existing losses arising from the unrealized fair value of the Company’s gold hedging contracts and fuel contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis.  The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.  At December 31, 2010, the Company’s estimate of the net amount of existing derivative losses arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next twelve months, excluding tax effects, is $31.1 million for gold hedging contracts and $nil million for fuel contracts.

(a)           Gold hedging contracts

Under the terms of the term loan facility (Note 10 (c)), Western Mesquite Mines Inc. was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At December 31, 2010, the Company had remaining gold forward sales contracts for 264,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 48 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b)           Fuel contracts

The Company assumed fuel hedge contracts that represented a total commitment of 3.0 million gallons of fuel per year at weighted average prices of $1.75 and $1.94 per gallon in 2009 and 2010 upon the completion of the Western Goldfields business combination. The

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments (continued)

(b)           Fuel contracts (continued)

Company was financially settling 252,000 gallons of diesel per month. At December 31, 2010, the Company had no outstanding fuel hedges remaining.

On July 1, 2009, the Company’s fuel contracts were designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the commodity contracts is recorded in other comprehensive income until the forecasted transaction impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

12.           Share capital

At December 31, 2010, the Company had unlimited authorized common shares and 399,042,000 common shares outstanding.

(a)           Common shares issued

	Number
	of shares
	(000's)	$

Balance, January 1, 2009	212,841	1,321,110
Shares issued for mineral properties ((i) and (iii))	25	63
Acquisition of Western Goldfields (ii)	142,796	375,367
Shares issued (iv)	30,705	103,122
Exercise of options (v)	2,448	11,203
Balance, December 31, 2009	388,815	1,810,865
Exercise of options (vi)	4,171	19,394
Exercise of warrants (vii)	6,056	16,453
Balance, end of year	399,042	1,846,712

(i)	On February 27, 2009, the Company issued 20,000 common shares valued at $46,000 related to other exploration projects

(ii)
On May 27, 2009, the Company issued 142,796,000 common shares to effect the acquisition of Western Goldfields, as described in Note 4.  These shares were issued at the closing share price of the Company on May 27, 2009, the transaction completion date, of $2.63 per share for total consideration of $375.4 million.

(iii)	On August 31, 2009, the Company issued 5,000 common shares valued at $17,000 related to other exploration projects.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(a)           Common shares issued (continued)

(iv)
On September 11, 2009, the Company closed a bought deal public offering of 26,700,000 common shares and the underwriters’ exercise in full of an over-allotment option to purchase an additional 4,005,000 common shares granted the Company in connection with such offering at a price of $3.49 per share (Cdn$3.75 per share) for total gross proceeds of $107.2 million (Cdn$115.0 million). The Company incurred related share issuance costs of $4.1 million.

(v)
During the year ended December 31, 2009, 2,448,000 common shares were issued pursuant to the exercise of stock options.  The Company received proceeds of $5.4 million from these exercises and transferred $5.8 million from contributed surplus.

(vi)
During the year ended December 31, 2010, 4,171,000 common shares were issued pursuant to the exercise of stock options.  The Company received proceeds of $11.0 million from these exercises and transferred $8.4 million from contributed surplus.

(vii)
On December 22, 2010, 6,056,000 common shares were issued pursuant to the exercise of warrants. The Company received proceeds of $4.6 million from these exercises and transferred $11.9 million from share purchase warrants.

(b)           Stock options

The Company has established a “rolling” stock option plan (the “Plan”) in compliance with the Toronto Stock Exchange’s policy for granting stock options.  Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares.  The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant. Options generally vest over three years and have a maximum term of ten years from date of grant. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather, the Company accounts for actual forfeitures as they occur.

The following table presents the changes in the stock options.

		Weighted
		average
	Number of	exercise
	options	price
	(000's)	Cdn$

Balance, January 1, 2009	8,990	6.94
Options assumed on acquisition of Western
Goldfields	5,699	1.58
Granted	5,762	3.02
Exercised	(2,448)	2.29
Cancelled	(2,679)	6.27
Balance, December 31, 2009	15,324	4.34
Granted	2,704	4.80
Exercised	(4,171)	2.74
Cancelled	(1,609)	8.00
Balance, December 31, 2010	12,248	4.50

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(b)           Stock Options (continued)

The following table summarizes information about the stock options outstanding at December 31, 2010

			Options outstanding		Options exercisable
	Weighted
	average		Weighted		Weighted
	remaining	Number of	average	Number of	average
Exercise	contractual	stock options	exercise	options	exercise
prices	life (years)	outstanding	price	exercisable	price
Cdn$		(000's)	Cdn$	(000's)	Cdn$

0.34 - 0.99	2.73	771	0.73	771	0.73
1.00 - 1.99	2.58	394	1.68	394	1.68
2.00 - 2.99	4.75	1,722	2.59	600	2.37
3.00 - 3.99	4.96	3,499	3.26	1,248	3.34
4.00 - 4.99	5.86	2,180	4.39	37	4.49
5.00 - 5.99	3.99	473	5.70	177	5.44
6.00 - 6.99	1.80	631	6.38	631	6.38
7.00 - 7.99	2.39	1,545	7.71	1,358	7.69
8.00 - 8.99	6.86	150	8.84	-	-
9.00 - 9.99	1.20	700	9.30	700	9.30
10.00 - 11.00	0.41	183	11.00	183	11.00
0.34 - 11.00	4.09	12,248	4.50	6,099	5.07

The Company granted 2,258,000 stock options on January 27, 2010, 196,000 on May 11, 2010, 100,000 on August 10, 2010 and 150,000 on November 9, 2010 to employees, officers and directors.  These options have an exercise price of Cdn$4.39, Cdn$5.93, Cdn$5.70 and Cdn$8.84 respectively.  These options vest over a three year period and have a contractual life of five to seven years from date of grant.  The fair value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$3.16 was calculated using the following weighted average assumptions: no dividends are to be paid; volatility of 70%, risk free interest rate of 2.79%, and expected life of 6.7 years.

The Company granted 2,306,000 stock options on February 17, 2009, 3,394,000 on June 2, 2009 and 62,000 on November 2, 2009 to employees, officers and directors. These options have an exercise price of Cdn$2.71, Cdn$3.21 and Cdn$3.92, respectively. The options vest over a three year period and have a contractual life of five to seven years from date of grant.     The fair value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$1.72 was calculated using the following weighted average assumptions: no dividends are to be paid; volatility of 56%, risk free interest rate of 2.42%, and expected life of 6.8 years.

5,699,000 stock options were assumed on June 2, 2009 upon the acquisition of Western Goldfields as described in Note 4.  These stock options were valued at $9.9 million as part of the business combination valuation.

At December 31, 2010, the intrinsic value of the stock options outstanding was $63.7 million (December 31, 2009 - $13.4 million) and the intrinsic value of the stock options that were exercisable was $28.5 million (December 31, 2009 - $9.4 million).  For the year ended December 31, 2010, the intrinsic value of the stock options exercised during the year was $17.2 million (2009 - $3.4 million).

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(b)           Stock Options (continued)

For the year ended December 31, 2010, the Company recorded $8.2 million (2009 - $6.6 million) as stock-based compensation expense and recorded this amount in contributed surplus. At December 31, 2010, the total value of the non-vested stock options that remain to be expensed is $6.1 million (December 31, 2009 - $6.3 million).  It is expected that this amount shall be included in the determination of net income over the next 1.6 years.

(c)           Share award units

Number
of units

Balance, January 1, 2009	-
Units granted	560,000
Balance, December 31, 2009	560,000
Units granted	723,500
Units settled in cash	(361,000)
Units cancelled	(165,000)
Balance, December 31, 2010	757,500

In 2009, the Company established a share award unit program as part of its long-term incentive program. Each share award unit allows the recipient, subject to certain plan restrictions, to receive cash on the entitlement date equal to the Company’s share price on that date.  One-third of the share awards units vest annually on the anniversary of the grant date.   As the Company is required to settle these awards in cash, it will record an accrued liability and record a corresponding compensation expense. The share award unit is a financial instrument that will be fair valued at each reporting date based on the five day weighted average price of the Company’s common shares.  The changes in fair value will be included in the compensation expense for that period.

In 2010, the Company issued 723,500 share award units (2009 - 560,000 share award units). In the fourth quarter 2010, all vested share award units were settled in cash. At December 31, 2010 there were 757,500 non-vested share award units outstanding. Including the mark-to-market adjustment for the share award units previously issued, the Company recorded $6.1 million as compensation expense for the year ended December 31, 2010 (2009 - $0.2 million).  A portion of this expense has been capitalized for recipients working at the Company’s development projects. The total value of the non-vested share award units that remains to be expensed is $3.8 million (December 31, 2009 - $1.9 million).  It is expected that this amount will be included in the determination of net income over the next 1.9 years.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(d)           Share purchase warrants

A summary of the changes in share purchase warrants is presented below:

			Weighted
		Common	average
	Number of	Shares	exercise
	warrants	Issuable	price
	(000's)	(000's)	Cdn$

Balance, January 1, 2009 (i)	322,337	60,111	13.80
Issued (i)	25	25	15.00
Western Goldfields share purchase warrants
exercisable into New Gold shares* (ii)	6,056	6,056	0.76
Expired (iii)	(3,150)	(3,150)	6.11
Balance, December 31, 2009	325,268	63,042	12.93
Exercised* (ii)	(6,056)	(6,056)	0.76
Balance, December 31, 2010	319,212	56,986	14.22
*The exercise price of these US$0.76 warrants have been converted to Canadian dollars for presentation purposes.

(i)
The Company has 217,500,000 share purchase warrants (Series B) outstanding that entitle the holders of these warrants to purchase one common share for Cdn$15.00 per share for every 10 share purchase warrants held.  These warrants expire on April 3, 2012.

On February 28, 2008, the Company issued 73,862,000 common share purchase warrants (Series C) upon the conversion of the Special Warrants previously issued.  The warrants were valued at $23.7 million using the Black-Scholes pricing model and that amount is included in share purchase warrants.  A fair value of approximately $0.32 for each warrant was calculated using the following assumptions:  no dividends are paid, volatility of 60%, risk free interest rate of 3.4%, and expected life of five years.  The holders of these warrants are entitled to purchase one common share for Cdn$9.00 per share for every 10 share purchase warrants held.  These share purchase warrants expire November 28, 2012.

On June 30, 2008, the Company issued 17,758,000 shares purchase warrants to effect the acquisition of Metallica.  These share purchase warrants were valued at $46.7 million as part of the business combination valuation. At January 1, 2009, 3,150,000 of these share purchase warrants were outstanding.

On June 30, 2008, the Company issued 27,850,000 share purchase warrants (Series A) to effect the acquisition of New Gold Inc.  These share purchase warrants were valued at $57.4 million as part of the business combination valuation.  The holders of these warrants are entitled to purchase one common share for Cdn$15.00 per share for every share purchase warrant held.  These share purchase warrants expire on June 28, 2017.

(ii)
On May 27, 2009, the Company issued 6,056,000 share purchase warrants to effect the acquisition of Western Goldfields, as described in Note 4.  The warrants were valued at $11.9 million as part of the business combination valuation.  The holders of these warrants were entitled to purchase one common share for US$0.76 per share for every share purchase warrant held. During the year ended December 31, 2010 these share purchase warrants were exercised resulting in the Company issuing 6,056,000 common shares.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(d)           Share purchase warrants (continued)

(iii)
During the year ended December 31, 2009, the remaining 3,150,000 share purchase warrants relating to the June 30, 2008 acquisition of Metallica expired resulting in a transfer from share purchase warrants to contributed surplus of $6.8 million.

The following table summarizes information about outstanding share purchase warrants at December 31, 2010.

		Common
	Number	Shares	Exercise
Series	of warrants	Issuable	prices	Expiry date
	(000's)	(000's)	Cdn$

Series B	217,500	21,750	15.00	April 3, 2012
Series C	73,862	7,386	9.00	November 28, 2012
Series A	27,850	27,850	15.00	June 28, 2017
	319,212	56,986

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

 (e)           Net earnings per share

The following table sets forth the computation of diluted earnings (loss) per share for the years ended December 31, 2010 and 2009:

	2010	2009

Earnings (loss) from continuing operations	$134,931	($183,434)
Earnings (loss) from discontinued operations, net of tax	42,023	(10,882)
Net earnings (loss)	$176,954	($194,316)

(in thousands)
Basic weighted average number of shares outstanding	390,883	306,288

Effect of diluted securities
Stock options	4,350	-
Warrants	-	-
Diluted weighted average number of shares outstanding	395,233	306,288

Earnings (loss) per share from continuing operations
Basic	$0.35	($0.60)
Diluted	$0.34	($0.60)

Earnings (loss) per share from discontinued operations
Basic	$0.11	($0.04)
Diluted	$0.11	($0.04)

Earnings (loss) per share
Basic	$0.46	($0.64)
Diluted	$0.45	($0.64)

The following lists the equity securities excluded from the computation of diluted earnings per share.  For the years ended December 31, 2010 and 2009, the equity securities were excluded as the exercise prices  related to the particular security exceed the average market price of the common shares of the Company of Cdn$6.26 (2009 – Cdn$3.13) for the period.

	2010	2009
	(000's)	(000's)

Stock options	2,881	9,465
Share purchase warrants	56,986	56,986
Convertible debentures	5,900	5,900

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Income and mining taxes

	2010	2009
	$	$
Current income and mining tax expense	58,307	16,347
Future income and mining tax recovery	(17,197)	(1,441)
	41,110	14,906

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

	2010	2009
	$	$

Earnings (loss) before taxes	176,041	(168,528)

Canadian federal and provincial income tax rates	28.50%	30.00%

Income tax expense based on above rates	50,172	(50,987)
Increase (decrease) due to
Non-taxable income	(12,851)	(11,715)
Non-deductible expenditures	3,623	14,287
Different statutory tax rates on earnings of
foreign subsidiaries	9,993	2,882
Impact of decrease in tax rates on future
income taxes	(702)	9,832
Adjustment of prior year provision to statutory
tax returns	1,645	(2,839)
Non-taxable gain	(15,993)	-
Goodwill write down	-	57,769
Benefit of losses not recognized in period	595	650
Change in valuation allowance and other	4,628	(4,973)
	41,110	14,906

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Income and mining taxes (continued)

The components of future income taxes are as follows:

	2010	2009
	$	$
Future income and mining tax assets
Tax loss carryforwards	42,343	19,708
Unrealized hedging losses	45,440	20,228
Investment tax credits	11,256	-
Deductible temporary differences	27,937	3,770
Deferred financing costs and other	11,241	14,616
Value of future income tax and mining assets	138,217	58,322
Valuation allowance	(15,570)	(18,202)
Future income and mining tax assets	122,647	40,120

Future income and mining tax liabilities
Accumulated cost base differences on assets	(392,615)	(345,448)
Future income and mining tax liabilities, net	(269,968)	(305,328)

Presented on the consolidated balance sheets as
Future income and mining tax assets	9,127	8,848
Future income and mining tax assets - non-current	931	2,250
Future income and mining tax liabilities	(280,026)	(316,426)
Future income and mining tax liabilities, net	(269,968)	(305,328)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.

Tax loss carryforwards

At December 31, 2010 the following tax loss carryforwards have been recognized in the table above and have been tax effected, the Company has:

(i)	Canadian income tax losses of approximately $67.1 million that expire from 2014 through 2030;

(ii)	Canadian capital loss carryforwards of approximately $89.9 million that may be available for tax purposes. These losses carryforward indefinitely.

(iii)	U.S. loss carryforwards of approximately $22.0 million that expire from 2021 through 2028;

(iv)	Mexican loss carryforwards of approximately $0.1 million that expire from 2011 through 2017;

(v)	Chilean loss carryforwards of approximately $1.6 million that may be available for tax purposes. These losses carry forward indefinitely.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Income and mining taxes (continued)

The Company is subject to taxes in Canada, the United States, Mexico, Australia and various other jurisdictions.  The tax years of the major tax jurisdictions which remain subject to examination at December 31, 2010 are as follows:

Canada	2006 to 2010
United States	2005 to 2010
Mexico	2005 to 2010
Australia	2005 to 2010

14.          Reclamation and closure cost obligations

Reclamation and closure cost obligations are asset retirement obligations (“ARO”) that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Mine and the New Afton development project. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

Changes to the reclamation and closure cost balance are as follows:

		Cerro		New
	Mesquite	San Pedro	Peak	Afton
	Mine	Mine	Mine	Project	Total
	$	$	$	$	$

Balance, January 1, 2009	-	3,258	5,509	182	8,949
Acquisition (Note 4)	5,221	-	-	-	5,221
Reclamation expenditures	-	-	(32)	-	(32)
Accretion	203	316	521	75	1,115
Revisions to expected cash flows	163	843	880	1,556	3,442
Foreign exchange	-	201	1,574	33	1,808

Balance, December 31, 2009	5,587	4,618	8,452	1,846	20,503
Reclamation expenditures	(23)	-	(19)	-	(42)
Accretion	391	411	747	134	1,683
Revisions to expected cash flows	(386)	1,855	1,881	81	3,431
Foreign exchange	-	242	1,117	102	1,461

Balance, December 31, 2010	5,569	7,126	12,178	2,163	27,036
Less: current portion	(8)	(490)	(817)	-	(1,315)

	5,561	6,636	11,361	2,163	25,721

The current portion of the reclamation and closure cost obligations have been included in accounts payable and accrued liabilities.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Reclamation and closure cost obligations (continued)

Each period the Company reviews cost estimates and other assumptions used in the valuation of ARO’s at each of its mining properties and development property to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. The fair values of ARO’s are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances.  The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. The fair value of an ARO is recorded when it is incurred.

(a)           Mesquite Mine

In December 2010, the Company updated the ARO related to the Mesquite Mine with assistance from an independent third-party engineering firm. The impact of the assessment was a decrease of $0.4 million relating to changes in timing of future reclamation activities.  The undiscounted value of this liability is $11.8 million (2009 - $11.0 million).  The liability has been estimated using an inflation rate of 3% and credit adjusted discount rates between 7% and 8%.  The Company expects to incur ARO expenditures between 2011 and 2028.

The Mesquite Mine has a bonding and insurance program, primarily with American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of mine.  At December 31, 2010, the Company had $9.0 million in a reimbursement account with AIG.

The insurance program covers closure and reclamation risk in excess of the amount on deposit in the reimbursement account with an aggregate limit of $17.5 million, and expires November 7, 2020.  The program also covers pollution and remediation risk up to $10.0 million and includes coverage for pre-existing conditions and new conditions. The pre-existing conditions policy expires on November 7, 2013.

(b)           Cerro San Pedro

In December 2010, the Company updated the ARO related to the Cerro San Pedro Mine that had previously been prepared with assistance from an independent third-party engineering firm. The impact of the assessment was an increase of $1.9 million relating to changes in timing of future reclamation activities.  The undiscounted value of this liability is $13.7 million (2009 - $9.9 million).  The liability has been estimated using inflation rates between 4.5% and 5% and credit adjusted discount rates between 7% and 10%.  The Company expects to incur ARO expenditures between 2011 and 2024.

(c)           Peak Mine

In December 2010, the Company updated the ARO related to the Peak Mine. The impact of the assessment was an increase of $1.9 million relating to changes in timing of future reclamation activities.  The undiscounted value of this liability is $26.5 million (2009 - $17.1 million).  The liability has been estimated using inflation rates of between 1.9% and 4% and, credit adjusted discount rates of between 6.5% and 10%.  The Company expects to incur ARO expenditures between 2011 and 2021.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Reclamation and closure cost obligations (continued)

(c)           Peak Mine (continued)

The Company is required to have a performance bond to satisfy asset retirement obligations for the Peak Mine. During 2010, the Company renegotiated the performance bond agreement to provide letters of credit to satisfy the performance bond requirement. The letters of credit are backed by the revolving credit facility (Note 10 (e)). The total amount of the letters of credit outstanding is $10.3 million (AUD$10.1 million). A fee is charged at a rate 2.35% per annum.

(d)           New Afton

The Company is continuing to develop the New Afton Mine.  During the year ended December 31, 2010, the Company updated the ARO related to the New Afton Mine with assistance from an independent third-party engineering firm. The impact of the assessment was an increase of $0.1 million relating to changes in timing of future reclamation activities. The undiscounted value of this liability is $6.4 million (2009 - $5.9 million).  The liability has been estimated using an inflation rate of between 1.6% and 1.9% and a credit adjusted discount rate of between 7% and 10%.  The Company expects to incur ARO expenditures between 2025 and 2028.

In connection with this plan, the British Columbia Ministry of Natural Resource Operations has required the Company to establish a reclamation deposit in the amount of $8.0  million (Cdn$8.0 million) as of December 31, 2010 (2009 - $6.2 million (Cdn$6.5 million)).  The Company is required to increase the reclamation deposit by Cdn$1.5 million a year until the reclamation deposit totals Cdn$11.0 million. In January 2011, the Company replaced the reclamation deposit with a letter of credit and has received the restricted cash back. The letter of credit issued in 2011 is secured by the revolving credit facility (Note 10 (e)).

15.           Supplemental cash flow information

		December 31,
	2010	2009
	$	$
Change in non-cash working capital
Accounts receivable	(145)	(233)
Inventories and stockpiled ore	(13,517)	(18,239)
Accounts payable and accrued liabilities	23,493	5,210
Prepaids and other	(3,759)	(335)
	6,072	(13,597)

Operating activities included the following payments:
Interest paid	20,895	22,614
Income taxes paid	41,855	8,290

Non-cash investing activities includes $4.4 million for the year ended December 31, 2010 (2009 - $3.7 million), and represents the Company’s share of contributions to the El Morro project funded by the joint venture partner (Note 10 (d)).  The completion of the Agreement with Goldcorp after the Company had exercised its right of first refusal to acquire a 70% interest in the El Morro Project resulted in non-cash retirement of debt to Goldcorp of $463.0 million and the non-cash disposal of the 70% interest in the El Morro project of $463.0 million.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.           Segmented information

The Company manages its operations by geographical location. The results from operations for these reportable operating segments are summarized in the table below:

			Year ended December 31, 2010
	USA	Mexico	Australia	Other (1)	Total
	$	$	$	$	$

Revenues	189,361	190,459	150,630	-	530,450
Operating expenses	(100,896)	(72,461)	(76,981)	-	(250,338)
Depreciation and depletion	(26,379)	(33,798)	(16,839)	-	(77,016)
Earnings from mine operations	62,086	84,200	56,810	-	203,096

Corporate administration	-	-	-	(32,622)	(32,622)
Exploration	(2,912)	(1,971)	(5,109)	(2,842)	(12,834)
Impairment charge of exploration asset	-	-	-	(15,728)	(15,728)

Earnings (loss) from operations	59,174	82,229	51,701	(51,192)	141,912
Other income (expense)
Realized and unrealized loss on investments	-	-	-	9,128	9,128
Unrealized gain on prepayment option	-	-	-	7,679	7,679
Interest and other income	227	524	300	2,207	3,258
Gain on sale of investment	-	-	-	39,710	39,710
Interest and finance fees	(246)	(314)	(93)	(294)	(947)
Other expense	76	(1,819)	(1,146)	6	(2,883)
Gain (loss) on foreign exchange	72	(13,769)	(7,777)	(342)	(21,816)

Earnings before taxes	59,303	66,851	42,985	6,902	176,041
Income and mining taxes	(18,202)	(20,504)	(16,102)	13,698	(41,110)

Net earnings from continuing operations	41,101	46,347	26,883	20,600	134,931

(1)
Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.           Segmented information (continued)

			Year ended December 31, 2009
	USA (1)	Mexico	Australia	Other (2)	Total
	$	$	$	$	$

Revenues	94,506	112,642	116,632	-	323,780
Operating expenses	(59,245)	(59,448)	(57,798)	-	(176,491)
Depreciation and depletion	(16,513)	(25,070)	(17,023)	(62)	(58,668)
Earnings from mine operations	18,748	28,124	41,811	(62)	88,621

Corporate administration	-	-	-	(24,689)	(24,689)
Business combination transaction costs	-	-	-	(6,583)	(6,583)
Exploration	-	(3,011)	(1,270)	(2,131)	(6,412)
Impairment charge of exploration asset	-	-	-	-	-
Goodwill impairment charge	(192,099)	-	-	-	(192,099)

(Loss) earnings from operations	(173,351)	25,113	40,541	(33,465)	(141,162)
Other income (expense)
Realized and unrealized gain on gold contracts	8,161	-	-	-	8,161
Realized and unrealized gain on fuel contracts	797	-	-	-	797
Realized and unrealized gain on investments	-	-	-	351	351
Interest and other income	78	619	(207)	3,668	4,158
Gain on redemption of long-term debt	-	-	-	14,236	14,236
Interest and finance fees	(1,108)	-	(151)	(176)	(1,435)
Other expense	(715)	-	-	(252)	(967)
Gain (loss) on foreign exchange	112	(20,674)	(8,284)	(23,821)	(52,667)

(Loss) earnings before taxes	(166,026)	5,058	31,899	(39,459)	(168,528)
Income and mining taxes	7,548	(15,697)	(5,239)	(1,518)	(14,906)

Net (loss) earnings from continuing operations	(158,478)	(10,639)	26,660	(40,977)	(183,434)

(1)	Segment acquired on May 27, 2009 (Note 4) - results from operations for period of ownership.
(2)
Other includes corporate balances and exploration properties.  Results of operations for the Canadian  and Chilean development properties have been included in Other as these properties are still in the  development phase with no revenues or operating costs.

		Total		Expenditures for
		Assets	(3)		mining interest
	2010		2009	2010	2009
	$		$	$	$

USA (1)	421,089		414,893	9,081	1,527
Mexico	454,785		442,300	10,993	3,460
Australia	257,620		228,420	32,481	28,581
Canada	860,174		739,251	132,355	81,471
Chile	397,402		392,976	4,394	5,186
Other (2)	347,844		233,041	406	696
	2,738,914		2,450,881	189,710	120,921

(1)	Segment acquired on May 27, 2009 (Note 4).
(2)	Other includes corporate balances and exploration properties.
(3)	Includes assets from continuing operations only.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.           Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of shareholders’ equity, short-term borrowings and long-term debt, as well as the cash and cash equivalents, and investments.

Capital, as defined above, at December 31, 2010 and December 31, 2009 is summarized in the following table.

	2010	2009
	$	$

Shareholders' equity	1,893,191	1,731,045
Long-term debt	229,884	237,544
	2,123,075	1,968,589
Cash and cash equivalents	(490,754)	(262,325)
Investments	(7,533)	(45,890)
	1,624,788	1,660,374

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual budget and quarterly updated forecasts are approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poors and Moody’s and with maturities of 90 days or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. At all times, more than 25% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or Provinces with a minimum credit rating of R-1 mid from DBRS.  All investments must have a maximum term to maturity of six months and the average term will generally range from seven days to 90 days.  Under the policy, the Company is not permitted to make new investments in ABCP or auction rate securities.

The Company has a long-term note indenture (Note 10) that contains a general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of the New Afton project.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.

The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable.  Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2010 is not considered to be high.

The Company’s maximum exposure to credit risk is as follows:

	2010	2009
	$	$

Cash and cash equivalents	490,754	262,325
Restricted cash	-	9,201
Accounts receivable	11,929	10,345
Mark-to-market gain on fuel contracts	-	706
Investments	7,533	45,890
Reclamation deposits and other assets	31,295	17,646
	541,511	346,113

The aging of accounts receivable was as follows:

	0-30	31-60	61-90	91-120	Over	2010	2009
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$	$

Mesquite Mine	193	-	249	-	-	442	273
Cerro San Pedro Mine	3,501	74	42	18	163	3,798	5,348
Peak Mine	3,159	-	1	-	16	3,176	3,922
New Afton	3,581	-	-	-	-	3,581	632
Corporate	932	-	-	-	-	932	170
	11,366	74	292	18	179	11,929	10,345

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(a)           Credit risk (continued)

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section (Note 17).

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of the Mesquite Mine.  At December 31, 2010, the Company had $9.0 million in the account.  In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of Federal and State laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG worked through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a majority stake in the equity of AIG, which owns Chartis. Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company and in December 2010 announced that they had signed a definitive recapitalization agreement with the government in the U.S.
The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows, however there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company has five customers that account for over 95% (2009, 90%) of the concentrate and doré sales revenue.

Metal sales

Customer	2010	2009
	$	$

1	186,450	112,733
2	142,029	59,516
3	87,758	48,011
4	62,735	47,677
5	22,986	24,728
Total	501,958	292,665
% of total metal sales	95%	90%

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(b)           Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 17.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

						December 31
	Less than			After	2010	2009
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$	$
Accounts payable and
accrued liabilities	66,654	-	-	-	66,654	36,033
Long-term debt	-	-	55,297	188,010	243,307	258,467
Interest payable on
long-term debt	21,566	43,132	38,958	28,201	131,857	147,352
Gold contracts	40,072	76,620	36,683	-	153,375	95,986
	128,292	119,752	130,938	216,211	595,193	537,838

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

(c)           Currency risk

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk of the Company can be categorized as follows:

(i)	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(c)           Currency risk (continued)

(ii)	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt.  The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

				December 31,2010
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	331,948	41,254	5,224	11
Investments	7,533	-	-	-
Accounts receivable	4,556	3,176	3,063	39
Reclamation deposit	8,043	-	-	-
Prepayment option	7,679	-	-	-
Accounts payable and accruals	(24,458)	(24,415)	(34,003)	-
Reclamation and closure cost obligations	(2,163)	(11,361)	(5,739)	-
Share award units	(3,294)	-	-	-
Long-term debt	(221,832)	-	-	-
Gross balance sheet exposure	108,012	8,654	(31,455)	50

				December 31, 2009
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Accounts receivable	549	3,922	5,674	-
Reclamation deposit	6,211	-	-	-
Accounts payable and accruals	(6,529)	(11,566)	(8,806)	(94)
Reclamation and closure cost obligations	(1,846)	(8,330)	(4,314)	-
Long-term debt	(206,653)	-	-	-
Gross balance sheet exposure	2,769	16,034	(4,776)	(76)

(iii)	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. As described in Note 18 (c) (ii), some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) before taxes from continuing operations from the financial instruments presented in Note 18 (c) (ii) by the amounts shown below.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(c)           Currency risk (continued)

	2010	2009
	$	$

Canadian dollar	10,801	277
Australian dollar	865	1,603
Mexican peso	(3,146)	(478)
Chilean peso	5	(8)
	8,525	1,394

(d)           Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its short-term investments. All of the Company’s outstanding debt obligations are fixed therefore there is no exposure to changes in market interest rates. The revolving credit facility interest is variable, however the facility is undrawn at December 31, 2010. In particular, the Company is exposed to interest rate changes on short term investments which are included in cash and cash equivalents.  The short term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate.  A 1.0% change in the interest rate would result in an annual difference of approximately $3.0 million in interest earned by the Company.  The Company has not entered into any derivative contracts to manage this risk.  Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

(e)           Price risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic crises;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other holders;
•	demand for jewelry containing gold; and
•	investment activity, including speculation, in gold as a commodity.

As part of the Western Goldfields acquisition described in Note 4, the Company acquired gold contracts which mitigate the effects of price changes.  The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 11 (a).   At December 31, 2010 the Company had remaining gold forward sales contracts for 264,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 48 months.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(e)           Price risk (continued)

In the year ended 2010, the Company’s revenues and cash flows were impacted by the variation in copper prices in the range of $2.76 and $4.42 per pound.  There is a time lag between the time of shipment for copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of December 31, 2010, working capital includes copper concentrate receivables totaling 0.3 million pounds. A $0.10 change in copper price would have an impact of $0.1 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.  As described in Note 11 (b), the Company had entered into fuel contracts to mitigate these price risks. At December 31, 2010, the Company has no remaining commitment to purchase diesel.

The Company is also subject to price risk for changes in the Company’s common stock price per share.  The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting.  The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting.  The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in Gold, Copper and Silver prices would increase the Company’s net earnings whereas an increase in Fuel or Share Award Unit prices would decrease the Company’s net earnings. A 10% increase in prices would impact the Company’s net earnings (loss) before taxes from continuing operations and other comprehensive income before taxes as follows:

				December 31,
	2010	2010	2009	2009
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	44,076	33,201	27,303	31,793
Copper price	4,889	-	3,531	-
Silver price	4,588	-	2,136	-
Fuel price	3,624	-	2,700	695
Share award unit	329	-	-	-

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

At December 31, 2010 and December 31, 2009, the Company’s financial assets and liabilities are categorized as follows:

			December 31, 2010
			Financial
			Liabilities at
	Loans and	Held at	Amortized
	Receivables	Fair value	Cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	-	490,754	-	490,754
Accounts receivable	11,929	-	-	11,929
Prepayment option	-	7,679	-	7,679
Investments	-	7,533	-	7,533
Reclamation deposits	-	17,955	-	17,955
Financial Liabilities
Accounts payable and accrued liabilities	-	-	66,654	66,654
Long-term debt	-	-	229,884	229,884
Gold contracts	-	153,375	-	153,375
Share award units	-	3,294	-	3,294

			December 31, 2009
			Financial
			Liabilities at
	Loans and	Held at	Amortized
	Receivables	Fair value	Cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	-	262,325	-	262,325
Restricted cash	-	9,201	-	9,201
Accounts receivable	10,345	-	-	10,345
Fuel contract	-	706	-	706
Prepayment option	-	-	-	-
Investments	-	45,890	-	45,890
Reclamation deposits	-	17,646	-	17,646
Financial Liabilities
Accounts payable and accrued liabilities	-	-	36,033	36,033
Long-term debt	-	-	237,544	237,544
Gold contracts	-	95,986	-	95,986
Share award units	-	217	-	217

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement (continued)

At December 31, 2010 and December 31, 2009, the carrying values and the fair values of the Company’s financial instruments are shown in the following table.

	December 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$
Financial Assets
Cash and cash equivalents	490,754	490,754	262,325	262,325
Restricted cash	-	-	9,201	9,201
Accounts receivable	11,929	11,929	10,345	10,345
Fuel contract	-	-	706	706
Prepayment option	7,679	7,679	-	-
Investments	7,533	7,533	45,890	45,890
Reclamation deposits	17,955	17,955	17,646	17,646
Financial Liabilities
Accounts payable and accrued liabilities	66,654	66,654	35,816	35,816
Long-term debt	229,884	276,887	237,544	265,696
Gold contracts	153,375	153,375	95,986	95,986
Share award units	3,294	3,294	217	217

The Company has certain financial assets and liabilities that are held at fair value.  Cash and cash equivalents, restricted cash and reclamation deposits fair values approximate their historic value due to the short term nature of these items.  The fuel contract, investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The senior secured notes and the subordinated convertible debentures are traded on a public exchange.  The fair value estimates for these notes have been estimated using the December 31, 2010 and December 31, 2009 closing prices.  The El Morro project funding is a fixed rate facility whose carrying value approximates fair value.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement (continued)

The following table summarizes information relating to the fair value determination of the Company’s financial instruments which are fair valued on a recurring basis.

			2010
	Level 1	Level 2	Level 3
	$	$	$

Cash and cash equivalents	490,754	-	-
Reclamation deposits	17,955	-	-
Prepayment option	-	7,679	-
Gold contracts	-	(153,375)	-
Investments	-	7,533	-
Share award units	-	3,294	-

20.           Related parties

Certain directors and officers of the Company are also directors of a company to which the Company pays royalties in the normal course of business.  Royalty payments were $7.1million for the year ended December 31, 2010 (2009 - $4.2 million).  At December 31, 2010, the Company had $2.1 million included as accrued liabilities related to this company (December 31, 2009 - $1.3 million).  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold Inc. is also a director of the company that purchased from New Gold Inc. an interest in the El Morro project as described in Note 9.  That company is now the 70% owner manager of the El Morro project.

21.           Commitments and contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded.  When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a)
The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment and operating leases for its operations.  At December 31, 2010, these commitments totaled $156.9 million, of which $86.2 million are expected to fall due over the next 12 months.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.           Commitments and contingencies (continued)

(b)
The Company had previously recognized a contingent liability for certain claims against the Amapari Mine, of which claims were assumed by Beadell upon closing of the Amapari Mine sale on April 13, 2010. As part of the agreement selling the Amapari Mine, the Company provided general indemnity for one year in connection with the representations and obligations of the Company under the sale agreement.  The indemnity is limited to claims in excess of an amount equal to $5.0 million and in no event shall the aggregate amount of all claims exceed $10 million.

(c)           El Morro Transaction

On January 13, 2010, New Gold Inc. received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold Inc., Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to New Gold Inc.’s exercise of its right of first refusal with respect to the El Morro copper gold project. New Gold Inc. believes the claim is without merit and intends to defend this action using all available legal avenues. No amounts have been accrued for any potential loss under this claim.

(d)           Cerro San Pedro Mine

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, Minera San Xavier S.A. de C.V. (“MSX”)

The Cerro San Pedro Mine is in full operation and legal challenges relate primarily to a land use dispute; New Gold is in compliance with all environmental permits at Cerro San Pedro Mine.

On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine.  PROFEPA’s order followed  a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006.  The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process. The latest injunction was received on October 4, 2010.

MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 2009 nullification of the EIS.  That ruling effectively reestablishes the validity of the mine’s 2006 EIS.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation the Cerro San Pedro Mine.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

22.           Subsequent events

(a)           Sale of investments

In February 2011, the Company disposed of $20.9 million face value AB Notes, which had a fair value of $7.5 million at December 31, 2010, for proceeds of $8.9 million.

(b)           Reclamation deposit

In January 2011 the Company used the Revolving Credit Facility to issue an $8.0 million letter of credit related to the New Afton reclamation deposit to the British Columbia government in Canada.  As a result of issuing the letter of credit, the British Columbia government has released to the Company, in February 2011, the $8.0 million cash on deposit with a major Canadian bank.

23.           Comparative presentation

Certain prior year information has been reclassified to conform to current year presentation.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.           Differences between generally accepted accounting principles in Canada and the United States

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods are used in preparing financial statements under generally accepted accounting principles in the US. The effects of the principal differences on the Company's financial statements under U.S. GAAP are quantified below and described in the accompanying notes.

The adjustments to the statement of operations are presented below:

			2010
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Revenues	530,450	-	530,450
Operating expenses	(250,338)	-	(250,338)
Depreciation and depletion	(77,016)	-	(77,016)
Earnings from mine operations	203,096	-	203,096

Corporate administration (note a)	(32,622)	(6,050)	(38,672)
Exploration	(12,834)	-	(12,834)
Impairment charges of exploration assets	(15,728)		(15,728)

Loss from operations	141,912	(6,050)	135,862
Other income (expense)
Realized and unrealized gain on investments	9,128		9,128
Unrealized loss on equity-linked instruments (notes (a) and (d))	-	(92,551)	(92,551)
Unrealized gain on prepayment option (note f)	7,679	(7,679)	-
Interest and other income	3,258	-	3,258
Gain on sale of investment	39,710	-	39,710
Interest and finance fees	(947)	-	(947)
Other expense	(2,883)	-	(2,883)
Loss on foreign exchange (notes (a), (d) and (g))	(21,816)	(8,388)	(30,204)

Earnings before taxes	176,041	(114,668)	61,373
Income and mining taxes (note d)	(41,110)	11,887	(29,223)

Net earnings from continuing operations	134,931	(102,781)	32,150
Earnings from discontinued operations, net of taxes	42,023	-	42,023
Net earnings	176,954	(102,781)	74,173

Earnings per share from continuing operations
Basic	0.35	-	0.08
Diluted	0.34	-	0.08

Earnings per share from discontinued operations
Basic	0.11	-	0.11
Diluted	0.11		0.11

Earnings per share
Basic	0.46		0.19
Diluted	0.45	-	0.19

Weighted average number of shares outstanding
(in thousands)
Basic	390,883	-	390,883
Diluted	395,233	-	395,233

(i) Stock option expense (a non-cash item included in corporate
administration) (note a)	8,151	6,050	14,201

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Revenues (note b)	323,780	(825)	322,955
Operating expenses (note b)	(176,491)	358	(176,133)
Depreciation and depletion (note b)	(58,668)	61	(58,607)
Earnings from mine operations	88,621	(406)	88,215

Corporate administration (note a)	(24,689)	4,929	(19,760)
Business combination transaction costs	(6,583)	-	(6,583)
Exploration	(6,412)	-	(6,412)
Goodwill impairment charge	(192,099)	-	(192,099)

Loss from operations	(141,162)	4,523	(136,639)
Other income (expense)
Realized and unrealized gain on gold contracts	8,161	-	8,161
Realized and unrealized gain on fuel contracts	797	-	797
Realized and unrealized gain on investments	351	-	351
Unrealized loss on equity-linked instruments (notes (a) and (d))	-	(10,643)	(10,643)
Interest and other income	4,158	-	4,158
Gain on redemption of long-term debt	14,236	-	14,236
Interest and finance fees	(1,435)	-	(1,435)
Other expense	(967)		(967)
Loss on foreign exchange (notes (a), (d) and (h))	(52,667)	(8,896)	(61,563)

Loss before taxes	(168,528)	(15,016)	(183,544)
Income and mining taxes (notes (b) and (h))	(14,906)	4,750	(10,156)

Net loss from continuing operations	(183,434)	(10,266)	(193,700)
Loss from discontinued operations, net of taxes	(10,882)	-	(10,882)
Net loss	(194,316)	(10,266)	(204,582)

Loss per share from continuing operations
Basic and diluted	(0.60)	-	(0.63)

Loss per share from discontinued operations, net of taxes
Basic and diluted	(0.04)	-	(0.04)

Loss per share
Basic and diluted	(0.64)	-	(0.67)

Weighted average number of shares outstanding
(in thousands)
Basic	306,288	-	306,288
Diluted	306,288	-	306,288

(i) Stock option expense (a non-cash item included in corporate
administration) (note a)	6,621	(4,929)	1,692

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

The adjustments to the statements of comprehensive loss are presented below:

			2010
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Net earnings	176,954	(102,781)	74,173

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts	(85,849)	-	(85,849)
Realized losses on mark-to-market of gold contracts	20,035	-	20,035
Unrealized losses on mark-to-market of fuel contracts	(366)	-	(366)
Future income tax	27,572	-	27,572
Total other comprehensive loss	(38,608)	-	(38,608)
Total comprehensive income	138,346	(102,781)	35,565

			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Net loss	(194,316)	(10,266)	(204,582)

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts	(49,101)	-	(49,101)
Realized losses on mark-to-market of gold contracts	3,403	-	3,403
Unrealized gains on mark-to-market of fuel contracts	189	-	189
Future income tax	17,870	-	17,870
Total other comprehensive loss	(27,639)	-	(27,639)
Total comprehensive loss	(221,955)	(10,266)	(232,221)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

The adjustments to the components of the balance sheet would be as follows:

			2010
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Assets
Current assets
Cash and cash equivalents	490,754	-	490,754
Accounts receivable	11,929	-	11,929
Inventories	106,325	-	106,325
Future income and mining taxes	9,127	-	9,127
Prepaid expenses and other	7,325	-	7,325
Total current assets	625,460	-	625,460

Investments	7,533	-	7,533
Mining interests (note g)	2,073,695	(6,647)	2,067,048
Future income tax asset	931	-	931
Reclamation deposits and other (note f)	31,295	(7,679)	23,616
Total assets	2,738,914	(14,326)	2,724,588

Liabilities
Current liabilities
Accounts payable and accrued liabilities	66,654	-	66,654
Current portion of derivative liabilities	40,072	-	40,072
Income and mining taxes payable	33,983	-	33,983
Total current liabilities	140,709	-	140,709

Reclamation and closure cost obligations	25,721	-	25,721
Mark-to-market loss on gold contracts	113,303	-	113,303
Mark-to-market loss on equity-linked instruments (notes (a) and (d))	-	134,942	134,942
Future income and mining taxes (note d)	280,026	26	280,052
Long-term debt (note g)	229,884	15,527	245,411
Deferred benefit	46,276	-	46,276
Employee benefits and other	9,804	-	9,804
Total liabilities	845,723	150,495	996,218

Shareholders' equity
Common shares (note a)	1,846,712	(2,256)	1,844,456
Contributed surplus / paid in capital (note a)	82,787	(815)	81,972
Share purchase warrants (note d)	138,806	(138,806)	-
Equity component of convertible debentures (note g)	21,604	(21,604)	-
Accumulated other comprehensive loss	(67,813)	-	(67,813)
Deficit	(128,905)	(1,340)	(130,245)
	(196,718)	(1,340)	(198,058)
Total shareholders' equity	1,893,191	(164,821)	1,728,370
Total liabilities and shareholders' equity	2,738,914	(14,326)	2,724,588

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Assets
Current assets
Cash and cash equivalents	262,325	-	262,325
Restricted cash	9,201	-	9,201
Accounts receivable	10,345	-	10,345
Inventories (note b)	86,299	(185)	86,114
Future income and mining taxes	8,848	-	8,848
Current portion of mark-to-market gain on fuel contracts	706	-	706
Prepaid expenses and other	6,933	-	6,933
Current assets of operations held for sale	10,298	-	10,298
Total current assets	394,955	(185)	394,770

Investments	45,890	-	45,890
Mining interests (notes (b), (g) and (h))	2,000,438	(3,909)	1,996,529
Future income tax asset	2,250	-	2,250
Reclamation deposits and other	17,646	-	17,646
Assets of operations held for sale	27,080	-	27,080
Total assets	2,488,259	(4,094)	2,484,165

Liabilities
Current liabilities
Accounts payable and accrued liabilities	36,033	-	36,033
Current portion of long-term debt	12,088	-	12,088
Current portion of mark-to-market loss on gold contracts	19,206	-	19,206
Income and mining taxes payable	15,677	-	15,677
Current liabilities of operations held for sale	10,414	-	10,414
Total current liabilities	93,418	-	93,418

Reclamation and closure cost obligations	19,889	-	19,889
Mark-to-market loss on gold contracts	76,780	-	76,780
Mark-to-market loss on equity-linked instruments (notes (a) and (d))	-	33,375	33,375
Future income and mining taxes (notes (b) and (h))	316,426	11,791	328,217
Long-term debt (notes (g) and (h))	225,456	17,400	242,856
Employee benefits and other	5,355	-	5,355
Liabilities of operations held for sale	19,890	-	19,890
Total liabilities	757,214	62,566	819,780

Shareholders' equity
Common shares (note a)	1,810,865	(560)	1,810,305
Contributed surplus / paid in capital (note a)	82,984	(5,887)	77,097
Share purchase warrants (note d)	150,656	(138,806)	11,850
Equity component of convertible debentures (notes (g) and (h)	21,604	(21,604)	-
Accumulated other comprehensive loss	(29,205)	-	(29,205)
Deficit	(305,859)	100,197	(205,662)
	(335,064)	100,197	(234,867)
Total shareholders' equity	1,731,045	(66,660)	1,664,385
Total liabilities and shareholders' equity	2,488,259	(4,094)	2,484,165

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

The adjustments to the consolidated statement of cash flows are as follows:

			2010
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Operating activities from continuing operations	182,260	-	182,260
Operating activities from discontinued operations	(1,696)	-	(1,696)
Investing activities from continuing operations	(451,363)	-	(451,363)
Investing activities from discontinued operations	34,410	-	34,410
Financing activities from continuing operations	447,189	-	447,189
Financing activities from discontinued operations	-	-	-
Effect of exchange rates on cash and cash equivalents	16,803	-	16,803
Increase in cash and cash equivalents	227,603	-	227,603

Comprised of
Cash and cash equivalents of continuing operations	490,754	-	490,754

			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Operating activities from continuing operations	78,981	(282)	78,699
Operating activities from discontinued operations	5,576	-	5,576
Investing activities from continuing operations	(52,683)	282	(52,401)
Investing activities from discontinued operations	(1,405)	-	(1,405)
Financing activities from continuing operations	40,034	-	40,034
Financing activities from discontinued operations	(7,000)	-	(7,000)
Effect of exchange rates on cash and cash equivalents	13,980	-	13,980
Increase in cash and cash equivalents	77,483	-	77,483

Comprised of
Cash and cash equivalents of continuing operations	262,325	-	262,325
Cash and cash equivalents of discontinued operations	826	-	826
	263,151	-	263,151

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(a)           Stock based compensation

On December 1, 2005, the Company adopted Accounting Standards Codification (“ASC”) 718 Compensation – Stock Compensation (formerly Statement of Financial Accounting Standard ("SFAS") 123(R), Share Based Payment), for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. ASC 718 has provisions that are different than CICA Handbook Section 3870 which create U.S. GAAP differences. Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under ASC 718, forfeitures are required to be estimated. The Company has determined the amount of stock options forfeited is not material, therefore there is no difference on accounting for stock-based compensation under Canadian and U.S. GAAP.

Under U.S. GAAP, a stock option award may be indexed to a factor in addition to the entity's share price. If that additional factor is not a market, performance or service condition, the award shall be classified as a liability, and the additional factor shall be reflected in estimating the fair value of the award. Stock option awards granted to an employee with a fixed exercise price and exercisable in the Company's functional currency, a foreign operation's functional currency or in the currency in which the employee is paid are not considered to contain a market, performance or service condition and are therefore treated as equity instruments. Stock option awards that do not satisfy these criteria are considered to be dual indexed to a factor that is not a market, performance or service condition, and are therefore recorded as liabilities and marked-to-market at the end of each reporting period. Under Canadian GAAP, all stock option awards are treated as equity instruments. The liability as at December 31, 2010 relating to stock options issued to employees of the foreign operations totaled $9.0 million (2009 - $3.5 million). Stock based compensation in 2010 was increased by $6.1 million (2009 - $4.9 million reduction).  Contributed surplus was reduced by $0.8 million (2009 - $5.9 million) related to the cumulative reversal of stock option expense recognized on options issued to foreign operations under Canadian GAAP in 2010.  The impact of the exercise of stock options in 2010 was $2.3 million (2009 - $0.6 million) on common shares at December 31, 2010.  The stock option liability has been fair valued using observable data related to historic volatility, dividends, interest rates and life.  As the fair value is based on observable data, this liability would a Level 2 in the fair value hierarchy.

(b)           Commercial production

Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production. Under U.S. GAAP, the Company determines commencement of production whereby the production phase of a mine is determined to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, commercial production does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to on ore body. For the year ended December 31, 2009, there was a Canadian to U.S. GAAP difference with respect to the determination of production for the Chesney project at the Peak Mine. For the year ended December 31, 2010, there was no Canadian to U.S. GAAP difference with respect to the determination of commercial production.

(c)           Accounting for uncertainty in income taxes

While tax accounting rules are essentially the same under both U.S. GAAP and Canadian GAAP, tax account differences can arise from differing treatment of various assets and liabilities. On December 1, 2006, the Company adopted the provisions of ASC 740 Income

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(c)           Accounting for uncertainty in income taxes (continued)

Taxes (formerly FASB Interpretation, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48")) for U.S. GAAP purposes. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

ASC 740 requires that the Company recognize in its consolidated financial statements, only those tax positions that are "more-likely-than-not" of being sustained as of the adoption date, based on the technical merits of the position. As a result of the implementation of ASC 740, the Company performed a comprehensive review of its material tax positions in accordance with recognition and measurement standards established by ASC 740. Based on this review, the provisions of ASC 740 had no effect on the Company's financial position, cash flows or results of operations at either December 31, 2010 or December 31, 2009.
A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2010	2009
	$	$

Balance at January 1	4,191	2,701
Additions for tax positions taken during prior years	1,160	1,490
Balance at December 31	5,351	4,191

At December 31, 2010, the Company had $2.7 million (2009 - $2.2 million) of unrecognized tax benefits.  If recognized, this amount would be recorded as a benefit to income taxes on the consolidated statement of operations and, therefore, would impact the reported effective tax rate.

The Company's policy is to recognize interest and penalties related to uncertain tax benefits in income tax expense. During the year ended December 31, 2010, the Company recognized $0.5 million of interest and penalties (2009 - $0.9 million).  Under Canadian and U.S. GAAP, the Company has accrued $2.3 million (2009 - $2.0 million) for interest and penalties.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(c)           Accounting for uncertainty in income taxes (continued)

The following table presents the deferred income tax assets and liabilities by country.

	2010	2009
	$	$

Australia
Deferred tax assets	-	-
Deferred tax liabilities	(33,477)	(25,712)
	(33,477)	(25,712)
Canada
Deferred tax assets	12,767	9,661
Deferred tax liabilities	(79,847)	(99,156)
	(67,080)	(89,495)
Chile
Deferred tax assets	8,730	-
Deferred tax liabilities	-	-
	8,730	-
Mexico
Deferred tax assets	-	-
Deferred tax liabilities	(156,195)	(163,668)
	(156,195)	(163,668)
United States
Deferred tax assets	63,487	30,459
Deferred tax liabilities	(85,459)	(68,703)
	(21,972)	(38,244)
	(269,994)	(317,119)

As at December 31, 2010, the Company had gross deferred income tax assets of $138.2 million (2009 – $58.3 million) which it recognized a valuation allowance of $15.6 million (2009 - $18.2 million) against these assets as it is not “more-likely-than-not” that it can be recognized. During the year ended December 31, 2010, the valuation allowance decreased by $2.6 million (2009 – increase of $5.6 million), primarily due to the recognition of capital losses. The Company does not expect any significant changes around the assumptions regarding the valuation allowance. The determination of whether a valuation allowance is required will be based on the weight of available evidence, both positive and negative, available to the Company.

(d)           Share purchase warrants

U.S. GAAP does not allow equity-linked financial instruments not considered linked to the Company’s own stock to be included in the determination of shareholders equity.  The Company has share purchase warrants that have an exercise price denominated in Canadian dollars, which is different than the Company’s functional currency.

These warrants are equity-linked financial instruments that are not considered linked to the Company’s own stock due to the difference in the exercise currency and the Company’s functional currency.  U.S. GAAP requires these warrants to be recorded as a financial liability,

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(d)           Share purchase warrants (continued)

with the resulting fair value changes being included in the determination of net earnings (loss).  The Company’s share purchase warrants are traded on a public exchange and have been valued using the quoted market prices which is Level 1 in the fair value hierarchy. The fair value of the share purchase warrants at December 31, 2010 was $125.9 million (2009 - $29.8 million) in which the Company recognized a $96.1 million (2009 - $13.4 million) mark-to-market loss. At December 31, 2010 there was an income tax recovery and related deferred income tax asset of $11.9 million (2009 – an income tax expense of $4.6 million and deferred tax liability of $11.9 million).

(e)           Pro forma financial information (unaudited)

The following unaudited pro forma information for the year ended December 31, 2009 reflects the acquisition of Western Goldfields as if it had been completed as of January 1, 2009.  This unaudited pro forma amount does not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the date indicated or that may be obtained in the future.

2009
$

Revenues	364,453
Income (loss) from continuing operations	(223,663)
Net income (loss)	(234,545)

Basic and diluted earnings per share
Income (loss) from continuing operations	(0.61)
Net income (loss)	(0.64)

Weighted average number of shares outstanding
Basic	365,786
Diluted	365,786

(f)           Embedded derivative on prepayment option

Under ASC 815-15, Derivative and Hedging, U.S GAAP does not require the bifurcation of embedded derivatives, if the embedded derivative is clearly and closely related to the host contract. Under Canadian GAAP, the Company’s senior secured notes (“Notes”) have a prepayment option that is considered an embedded derivative and is bifurcated in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, resulting in a fair value of $7.7 million (2009 - $nil) recorded in reclamation deposits and other as of December 31, 2010. Under U.S. GAAP the prepayment option is considered clearly and closely related to the host contract and is not bifurcated resulting in a difference between Canadian and U.S. GAAP. The impact of this difference in 2010 is a decrease in the unrealized gain on prepayment option of $7.7 million (2009 - $nil) and a decrease in reclamation deposits and other of $7.7 million (2009 - $nil).

(g)           Convertible debentures

In June 2008, the Company acquired convertible debentures in the aggregate principal amount of Cdn$55.0 million. Under Canadian GAAP, the convertible debentures were

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(g)           Convertible debentures (continued)

bifurcated into a principal and an option component in accordance with CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"). The principal component was recorded as debt with a portion, representing the estimated fair value of the conversion option feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded with a corresponding credit to the convertible debenture liability balance to accrete the balance to the principal due on maturity. The interest is capitalized to mining interests in accordance with the Company's accounting policy.

Under US GAAP, the convertible debt is classified as a liability with no amounts recorded within equity, in accordance with ASC 470-20, Debt with Conversion and Other Options. The impact of this difference between Canadian and U.S GAAP is a carryforward decrease to the equity component of convertible debentures of $21.6 million (2009- $21.6 million), a cumulative increase of $15.5 million (2009 – an increase of $17.4 million) to the liability portion of convertible debentures, a cumulative decrease of $6.7 million (2009 - $3.7 million) to mining interest, and a loss on foreign exchange of $1.1 million (2009 – a gain of $0.5 million) at December 31, 2010.

(h)          Accounting adjustments

The Company identified errors in the U.S. GAAP accounting for its subordinated convertible debentures and in the deferred income tax liability related to the share purchase warrants.  Under U.S. GAAP, the convertible debt is classified as a liability with no amounts recorded within equity (Note 24 (g)).  Under U.S. GAAP, share purchase warrants exercisable in currencies other than the Company’s functional currency are recorded as a liability and require recognition of a deferred tax liability (Note 24 (d)).

As a result, the Company corrected the following amounts pertaining to the prior period under U.S. GAAP: reversal of the bifurcation of the convertible debentures by $21.6 million; reversal of related accretion to the convertible debentures of $3.7 million. In addition the Company adjusted the net deferred income tax liability by $11.9 million related to the share purchase warrants. The decrease to the prior period retained earnings was $11.4 million.

After considering both quantitative and qualitative information applicable to the adjustment, the Company believes that the adjustment is not material to its previously issued historical consolidated financial statements.  As a result, the Company has corrected the December 31, 2009 reconciliation from Canadian GAAP to U.S. GAAP contained in Note 24 to these financial statements.

(i)           Recently adopted accounting standards

(i)           Variable Interest Entities

In June 2009, , the FASB issued an amendment to its guidance on Variable Interest Entities (“VIE”) which will be effective for fiscal year 2010. The new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach to determining the primary beneficiary and requiring a qualitative approach based on the power to direct activities. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics:

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(i)           Recently adopted accounting standards (continued)

(i)           Variable Interest Entities (continued)

•	power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and,
•	an obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

(ii)           Subsequent Events

In February 2010, FASB issued Accounting Standards Update (“ASU”) 2010-09 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. The amendment is effective for annual periods ending after June 15, 2010. The implementation of this standard did not have a material effect on the Company's consolidated financial statements.

(iii)         Fair Value Measurement and Disclosure

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010-06 also requires disclosures of activities, including purchases; sales, issuances, and a settlement within Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The implementation of this standard did not have a material effect on the Company's consolidated financial statements.

(iv)         Foreign Currency Issues

In May 2010, the ASC updated ASU 2010-19, Foreign Currency Issues: Multiple Foreign Currency Exchange Rates. The update codifies an announcement made by the SEC Observer at the March 2010 meeting of the FASB’s Emerging Issues Task Force (“EITF”). The announcement clarified the accounting required when there are differences between amounts recorded for financial reporting purposes versus the underlying U.S. dollar denominated values upon transition to highly inflationary accounting. The update was effective as of March 18, 2010. The updated guidance did not have an impact on the Company's consolidated financial statements.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(j)           Significant future accounting developments

In April 2010, the FASB issued ASU 2010-13, related to stock compensation to provide an update to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This standard is effective for years beginning after December 15, 2010, and for subsequent interim and annual reporting periods thereafter. The Company is assessing the impact of this amendment on its consolidated financial statements.